

June 29, 2011

<u>Via Facsimile</u>
Mr. James R. Easter
Senior Vice President and Chief Financial Officer
Seahawk Drilling, Inc.
5 Greenway Plaza, Suite 2700
Houston, Texas 77046

      Re: Seahawk Drilling, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 1, 2010
              Form 10-Q for Fiscal Quarter Ended September 30, 2010
              Filed November 9, 2010
              File No. 001-34231

Dear Mr. Easter:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Ethan Horowitz

              Ethan Horowitz
              Branch Chief